                                                            --------------------
                                 UNITED STATES              |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION    --------------------
                            Washington, D.C. 20549          |   OMB Number:    |
                                                            |    3235-0058     |
                                  FORM 12b-25               | Expires:         |
                                                            |    May 31, 1997 |
                          NOTIFICATION OF LATE FILING       | Estimated        |
                                                            | average burden   |
                                                            | hours per        |
(Check One):  [X] Form 10-K  [_] Form 20-F  [_] Form 11-K   | response....2.50 |
                     [_] Form 10-Q  [_] Form N-SAR          --------------------
                                                            --------------------
     For Period Ended:       12/28/97                       | SEC FILE NUMBER  |
                      ------------------------------------  |                  |
     [X]  Transition Report on Form 10-K                    --------------------
     [_]  Transition Report on Form 20-F                    --------------------
     [_]  Transition Report on Form 11-K                    |   CUSIP NUMBER   |
     [_]  Transition Report on Form 10-Q                    |    XXXXXX XX X   |
     [_]  Transition Report on Form N-SAR                   --------------------
     For the Transition Period Ended:
                                     -------------------------------------------
================================================================================

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I--REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant

                           CALCOMP TECHNOLOGY, INC.
--------------------------------------------------------------------------------
Former Name if Applicable


--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                            2411 W. LA PALMA AVENUE
--------------------------------------------------------------------------------
City, State and Zip Code

                               ANAHEIM, CA 92803
--------------------------------------------------------------------------------

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] |       will be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report of transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

The Registrant's Annual Report on Form 10-K could not be filed by March 30, 1998 because certain transactions that will have a significant impact on the Company's liquidity have not yet been completed, but are expected to be completed and available for disclosure in the Company's Annual Report on Form 10-K prior to April 13, 1998.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     JOHN J. MILLERICK, SENIOR VP & CFO      (714)             821-2500
     ------------------------------------  ----------- -------------------------
                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


     ---------------------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          SEE EXHIBIT A - PART IV (3)
--------------------------------------------------------------------------------

                           CALCOMP TECHNOLOGY, INC.
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  MARCH 27, 1998                  By  /s/  JOHN J. MILLERICK
      ---------------------------         --------------------------------------
                                          SENIOR V.P. & CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------- ATTENTION ------------------------------------
|               INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                 |
|        CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).          |
--------------------------------------------------------------------------------


















                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                                   EXHIBIT A
                                to Form 12b-25

PART IV (3)


[LETTERHEAD OF CALCOMP]

Contact: John J. Millerick, Senior Vice President and Chief Financial Officer
          CalComp Technology, Inc.
          (714) 821-2000

                                                           FOR IMMEDIATE RELEASE

                       CALCOMP REPORTS FINANCIAL RESULTS
                      FOR FOURTH QUARTER, FISCAL YEAR 1997

     Anaheim, California -- January 28, 1998 -- CalComp Technology, Inc. (Nasdaq: CLCP) today announced financial results for the fourth quarter and year ended December 28, 1997.

     For the fourth quarter, the company reported a net loss of $34.6 million, or $0.74 per share, compared with a net loss of $23.9 million, or $0.52 per share, for the same quarter last year. Net sales were $40.2 million, compared with $67.5 million a year earlier.

     The company noted that operating results for the 1997 fourth quarter reflected the impact of $3.8 million in restructuring costs, related primarily to a realignment of the company's European operations, and approximately $10.8 million in costs associated with the decision to accelerate the transition from its current products to its new proprietary inkjet products, which are being introduced to the marketplace during the first quarter of 1998. Excluding the effects of the charges, the company would have reported a net loss of $20.0 million, or $0.43 per share, for the most recent fourth quarter. Results also were affected by higher expenses associated with the launch of the company's new CrystalJet(TM) technology.

     For the full year, CalComp reported a net loss of $75.2 million, or $1.60 per share, versus a net loss of $56.6 million, or $1.32 per share, a year ago. Net sales for the fiscal year were $200.2 million, compared with $235.9 million in fiscal 1996.

                                    (more)

2-2-2


     John C. Batterton, president and chief executive officer, said, "While 1997 was challenging from a financial perspective, it was a period in which significant progress was achieved in restructuring the company, completing the development of an innovative technology and launching the first of a new generation of exciting products. The introduction of our proprietary CrystalJet technology in September was received with tremendous enthusiasm by potential customers and represented a major milestone in the repositioning of CalComp. While operating losses will continue into 1998, as the company continues its investment in new technology and transitions from older products lines, we are encouraged about the company's future and believe our new digital inkjet printing systems will have a major positive impact on the industries we serve."

     Batterton said one of the year's most important accomplishments was the signing of an OEM agreement with IRIS Graphics, a wholly owned subsidiary of Scitex Corporation, Ltd., (Nasdaq:SCIXF), under which CalComp will provide wide-format printers featuring the CrystalJet technology. IRIS Graphics plans to integrate its color imaging software into the CalComp-manufactured printers and begin selling them to its customers under the IRIS brand during the first quarter.

     "The agreement with IRIS Graphics clearly demonstrates the viability of CrystalJet," said Batterton. "As we go forward, we anticipate additional OEM relationships and wide market penetration of the technology, which we plan to incorporate in a variety of applications, including print-for-pay, industrial and corporate-in-house use."

     CalComp is a leading supplier of computer graphics printers, sign cutters, digitizers and large format scanners. The company's products are marketed throughout the world to the CAD/CAM and graphic arts customers. CalComp provides full service product support

                                    (more)

3-3-3


and technical assistance, sells supplies and provides after-warranty service.

     This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 related to CalComp Technology's ability to successfully develop and introduce new products which incorporate the company's new CrystalJet(TM) inkjet technology, attain additional OEM relationships and other matters. Actual results may differ materially from those indicated by such statements as a result of various factors, including those discussed in the Company's periodic reports filed with the SEC.

                                   #   #   #

                           CALCOMP TECHNOLOGY, INC.
                Condensed Consolidated Statement of Operations

                                                      Three Months Ended               Twelve Months Ended
                                              ----------------------------------   ---------------------------
                                                          (Unaudited)
                                                    Dec. 28,          Dec. 29,       Dec. 28,       Dec. 29,
                                                      1997              1996           1997           1996
                                              -------------------   ------------   ------------   ------------
                                                   (Dollars in Thousands, Except Share and Per Share Data)
Net Sales                                           $ 40,239          $ 67,546        $200,158       $235,916
Cost of Sales                                         46,811            49,948         182,591        180,375
                                                    --------          --------        --------       --------
Gross Profit (Loss)                                   (6,572)           17,598          17,567         55,541
Operating Expenses                                    23,443            23,125          89,343         94,123
Restructuring Costs and (Gain)
 Loss on Disposal of Facilities                        3,788            20,998          (2,085)        20,998
                                                    --------          ---------       --------
Loss from Operations                                 (33,803)          (26,525)        (69,691)       (59,580)
Other (Expense) Income, Net                           (1,546)             (667)         (5,459)           518
                                                    --------          --------        --------       --------
Loss Before Taxes                                    (35,349)          (27,192)        (75,150)       (59,062)
Provision (Benefit) for Taxes                           (714)           (3,289)             38         (2,458)
                                                    --------          --------        --------       --------

Net Loss                                            $(34,635)         $(23,903)       $(75,188)      $(56,604)
                                                    ========          ========        ========       ========

Net Loss Per Common Share                           $  (0.74)         $  (0.52)       $  (1.60)      $  (1.32)

Weighted Average Shares Outstanding               47,063,797        46,074,474      46,951,243     42,945,581

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                                 Dec. 28, 1997    Dec. 29, 1996
                                                 -------------    -------------
                                                     (Dollars in Thousands)
Assets:
-------
Cash                                                  $  6,494      $ 15,290
Accounts Receivable, net                                30,636        56,863
Inventories                                             43,069        57,765
Net Assets Held for Sale                                   --         15,119
Other Current Assets                                     4,783         5,866
                                                      --------      --------
  Total Current Assets                                  84,982       150,903
Plant and Equipment                                     29,048        26,891
Goodwill                                                79,994        82,080
Other Assets                                            15,433        16,211
                                                      --------      --------

  Total Assets                                        $209,457      $276,085
                                                      ========      ========

Liabilities and Stockholders' Equity:
-------------------------------------
Accounts Payable                                      $ 19,986      $ 32,258
Deferred Revenue                                         6,828         9,217
Other Current Liabilities                               39,014        48,197
Line of Credit with Majority Shareholder                59,525           --
                                                      --------      --------
  Total Current Liabilities                            125,353        89,672
Line of credit with Majority Shareholder                   --         28,880
Other Long-Term Liabilities                              8,371         5,029
Stockholders' Equity                                    75,733       152,504
                                                      --------      --------

  Total Liabilities and Stockholders' Equity          $209,457      $276,085
                                                      ========      ========